Exhibit (a)(1)
4300 Wildwood Parkway
Atlanta, GA 30339
1-888-502-BLUE
www.BlueLinxCo.com

August 13, 2010

Dear Stockholder,

On August 2, 2010, Cerberus ABP Investors LLC (“CAI”) commenced a tender offer to acquire for $3.40 per share all of the outstanding shares of common stock of BlueLinx Holdings Inc. (“BlueLinx”) not already owned by CAI. As disclosed in CAI’s offer to purchase, as of August 2, 2010, CAI owned or controlled approximately 55.3% of the outstanding common stock of BlueLinx.

In response to the tender offer, the BlueLinx board of directors established a Special Committee of independent directors to evaluate the tender offer on behalf of the Company and its stockholders. The Special Committee consists of Richard B. Marchese, Chairman, Richard S. Grant and Alan H. Schumacher.

Enclosed is a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) that has been prepared on behalf of BlueLinx and authorized by the Special Committee, containing certain information concerning the tender offer. The Special Committee has determined that it is unable to take a position with respect to the tender offer as of the date hereof for the reasons set forth in the enclosed Statement.

The Special Committee requests that stockholders of BlueLinx take no action and not tender their shares of common stock of BlueLinx in the tender offer at the present time, and instead defer making a determination whether to accept or reject the tender offer until the Special Committee has advised the stockholders of its position or recommendation, if any, with respect to the tender offer.

The Special Committee encourages you to review the Statement in its entirety and to consult with your own tax and other advisors to determine the particular consequences to you of the tender offer.

Thank you for your careful consideration of this matter.

Sincerely,

Richard Marchese
Chairman of the Special Committee